FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 16, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
      UK Listing Authority
      Financial Services Authority
      25, The North Colonnade
      Canary Wharf
      London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Signet Group plc

2. Name of scheme

Signet Group plc Executive Share Option Scheme 1993

3. Period of return:

From      11.02.04                   To 13.08.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

17,637,083 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:

6,273,022

6. Balance under scheme not yet issued / allotted at end of period

11,364,061

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,503,000 - 09.02.00
30,000,000 - 15.11.00
16,000,000 - 05.12.01
6,000,000 - 04.02.03

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,732,741,069

Contact for queries

Name                  Mrs A C Keates

Address               Zenith House, The Hyde, London NW9 6EW

Telephone            0870 90 90 301

Person making the return

Name                  Mr M Jenkins

Position               Group Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
      UK Listing Authority
      Financial Services Authority
      25, The North Colonnade
      Canary Wharf
      London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Signet Group plc

2. Name of scheme

Signet Group plc 2000 LTIP

3. Period of return:

From      11.02.04                   To 13.08.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

514,479 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:

37,531

6. Balance under scheme not yet issued / allotted at end of period

976,948

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,200,000 - 04.02.03
500,000 - 31.03.04

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,732,741,069

Contact for queries

Name                  Mrs A C Keates

Address               Zenith House, The Hyde, London NW9 6EW

Telephone            0870 90 90 301

Person making the return

Name                  Mr M Jenkins

Position               Group Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
      UK Listing Authority
      Financial Services Authority
      25, The North Colonnade
      Canary Wharf
      London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Signet Group plc

2. Name of scheme

Signet Group plc Sharesave Scheme

3. Period of return: From      11.02.04                   To 13.08.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,970,633 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:

1,295,688

6. Balance under scheme not yet issued / allotted at end of period

674,945

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,055,437 - 09.02.00
2,000,000 - 15.11.00
3,912,000 - 05.12.01
3,300,000 - 04.02.03

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,732,741,069

Contact for queries

Name                  Mrs A C Keates

Address               Zenith House, The Hyde, London NW9 6EW

Telephone            0870 90 90 301

Person making the return

Name                  Mr M Jenkins

Position               Group Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
      UK Listing Authority
      Financial Services Authority
      25, The North Colonnade
      Canary Wharf
      London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Signet Group plc

2. Name of scheme

Signet Group plc Executive Share Option Scheme for Residents of the USA

3. Period of return:

From      11.02.04                   To 13.08.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

235,000 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

235,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

235,000 - 09.02.00

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,732,741,069

Contact for queries

Name                  Mrs A C Keates

Address               Zenith House, The Hyde, London NW9 6EW

Telephone            0870 90 90 301

Person making the return

Name                  Mr M Jenkins

Position               Group Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    August 16, 2004